May 2008 Preliminary Terms No. 597 Registration Statement No. 333-131266 Dated May 1, 2008 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Leveraged U.S. Inflation Index Linked Notes due May      , 2011

At maturity, investors will receive an amount in cash that may be more or less than the stated principal amount based upon the extent to which the percentage change in the Consumer Price Index as measured over the three-year term of the notes is greater or less than 7.75% to 8.25% (the “strike”) (to be determined on the pricing date).  The notes offer 15 times leveraged exposure to any increase in the Consumer Price Index that is greater than the strike from the initial index value but will pay at maturity an amount in cash that is less than the stated principal amount (also on a 15 times leveraged basis) if the final index value increases by less than the strike from the initial index value, subject to the minimum payment at maturity of $5,000 (or 50% of the stated principal amount).  The 15 times leverage applies to both the upside and the downside exposure on the notes.  This investment is for investors who are willing to risk loss of up to 50% of their initial investment and forgo payment of any interest in exchange for potential uncapped, leveraged exposure to any percentage increase in the Consumer Price Index as determined on the valuation date that is greater than the strike.

The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and published on Bloomberg CPURNSA or any successor service.

SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$
Issue price:	$10,000 per note
Stated principal amount:	$10,000 per note
Pricing date:	, 2008
Original issue date (settlement date):	May , 2008 (5 business days after the pricing date)
Maturity date:	May , 2011
Underlying index:	The Consumer Price Index. See “Investment Overview” on Page 2.
Minimum payment at maturity:	$5,000 per note (50% of the stated principal amount)
Maximum payment at maturity:	There is no maximum payment at maturity.
Interest:	None
Payment at maturity:	$10,000 + leveraged index performance, subject to the minimum payment at maturity
Leveraged index performance:	$10,000 x [15 x (index percent change – strike)]
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	The index value for February 2008, the 3rd calendar month preceding the settlement date
Final index value:	The index value for February 2011, the 3rd calendar month preceding the maturity date
Index value:	The value of the underlying index as reported by the reporting service
Strike:	7.75% to 8.25%, to be determined on the pricing date.
Reporting service:	Bloomberg CPURNSA
Valuation date:	May , 2011
Specified currency:	U.S. dollars
Trustee:	The Bank of New York
Calculation agent:	Morgan Stanley Capital Services Inc.
CUSIP:	6174465M7
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note	100%	%	%
Total	$	$	$

(1) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

FWP: MSPRB0707001

Leveraged U.S. Inflation Linked Notes due May     , 2011

Investment Overview

Consumer Price Index

The Consumer Price Index is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“Consumer Price Index” or “CPI”), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and published on Bloomberg CPURNSA or any successor service.  The value of the Consumer Price Index for a particular month is published during the following month.

The Consumer Price Index is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the Consumer Price Index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The Consumer Price Index is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Payment at Maturity

At maturity, investors will receive an amount in cash that may be more or less than the stated principal amount based upon the extent to which the percentage change in the Consumer Price Index from its initial index value is greater or less than the strike.  If the index percent change as measured over the term of the notes is greater than the strike, the notes will return par plus an amount based on 15 times the amount by which the index percent change exceeds the strike.  If the index percent change as measured over the term of the notes is less than the strike, the notes will return an amount that is less than the stated principal amount by an amount representing 15 times the difference between the index percent change and the strike; subject to the minimum payment at maturity of $5,000 (or 50% of the $10,000 stated principal amount).  The 15 times leverage applies to both the upside and the downside exposure on the notes.

At maturity, investors will receive for each $10,000 stated principal amount of the notes that they hold an amount in cash based upon the extent to which the percentage change in the Consumer Price Index is greater or less than the strike, determined as follows:

$10,000    +    leveraged index performance:

subject to the minimum payment at maturity of $5,000,

where,

leveraged index performance = $10,000 x [15 x (index percent change – strike)]

and where,

index percent change	=	final index value − initial index value
initial index value

and

strike =  7.75% to 8.25%, to be determined on the pricing date.

The initial index value is the index value of the Consumer Price Index for February 2008, the 3rd calendar month preceding the settlement date.

The final index value is the index value of the Consumer Price Index for February 2011, the 3rd calendar month preceding the maturity date.

May 2008	Page 2

Leveraged U.S. Inflation Linked Notes due May     , 2011

If by 3:00 PM on the valuation date the CPI is not published on Bloomberg CPURNSA for February 2011, but has otherwise been published by the BLS, Morgan Stanley Capital Services Inc., in its capacity as the calculation agent, will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the CPI is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the amount payable at maturity on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such index is chosen, the substitute index will be chosen by the calculation agent in accordance with general market practice at the time.

All values used in the payment at maturity formula for the notes and all percentages resulting from any calculation of payment at maturity will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%.  All dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest third decimal place, with .0005 rounded up to .001.

May 2008	Page 3

Leveraged U.S. Inflation Linked Notes due May     , 2011

How the Notes Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the notes for a range of hypothetical percentage changes in the level of the Consumer Price Index and assuming a hypothetical strike of 8.00%:

Payoff Diagram

How it works

▪
If the final index value has increased from the initial index value by more than the hypothetical strike of 8.00%, then investors receive the $10,000 stated principal amount plus 15 times the appreciation of the Consumer Price Index above 8.00%.

▪	If the final index value has increased 10%, investors would receive the $10,000 stated principal amount plus $3,000 in leveraged index performance, resulting in a total payment at maturity of $13,000.

▪	If the final index value has increased by the hypothetical strike of 8.00% from the initial index value, investors receive the $10,000 stated principal amount.

▪
If the final index value has increased from the initial index value by less than the hypothetical strike of 8.00% or has decreased, then investors receive an amount that is less than the $10,000 stated principal amount by an amount representing 15 times the difference between the index percent change and the hypothetical strike of 8.00%.

▪	If the final index value has increased 6%, investors would receive the $10,000 stated principal amount minus $3,000, resulting in a total payment at maturity of $7,000.

▪	Because of the minimum payment at maturity of $5,000, investors will receive $5,000 at maturity if the index percent change is equal to or less than approximately 4.667%.

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Leveraged U.S. Inflation Linked Notes due May     , 2011

The following table sets forth the leveraged index performance and the payment at maturity for a range of hypothetical index percent changes and assuming a hypothetical strike of 8.00%:

Hypothetical index percent change	Leveraged index performance	Payment at maturity
15.00%	$10,500	$20,500
14.00%	$9,000	$19,000
13.00%	$7,500	$17,500
12.00%	$6,000	$16,000
11.00%	$4,500	$14,500
10.00%	$3,000	$13,000
9.00%	$1,500	$11,500
8.90%	$1,350	$11,350
8.80%	$1,200	$11,200
8.70%	$1,050	$11,050
8.60%	$900	$10,900
8.50%	$750	$10,750
8.40%	$600	$10,600
8.30%	$450	$10,450
8.20%	$300	$10,300
8.10%	$150	$10,150
8.00%	$0	$10,000
7.90%	–$150	$9,850
7.80%	–$300	$9,700
7.70%	–$450	$9,550
7.60%	–$600	$9,400
7.50%	–$750	$9,250
7.40%	–$900	$9,100
7.30%	–$1,050	$8,950
7.20%	–$1,200	$8,800
7.10%	–$1,350	$8,650
7.00%	–$1,500	$8,500
6.90%	–$1,650	$8,350
6.80%	–$1,800	$8,200
6.70%	–$1,950	$8,050
6.60%	–$2,100	$7,900
6.00%	–$3,000	$7,000
5.00%	–$4,500	$5,500
approximately 4.667%	–$5,000	$5,000
1.00%	–$10,500	$5,000
0.00%	–$12,000	$5,000
–1.00%	–$13,500	$5,000
–5.00%	–$19,500	$5,000

May 2008	Page 5

Leveraged U.S. Inflation Linked Notes due May     , 2011

Risk Factors

The notes involve risks not associated with an investment in ordinary debt securities. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

▪
Unlike debt securities, the notes do not pay interest and provide a minimum return of only 50% of principal at maturity.  The terms of the notes differ from those of debt securities in that we will not pay interest on the notes and provide a minimum payment at maturity of only 50% of the principal amount at maturity.  If the final index value has increased by less than the strike from the initial index value, the payment at maturity will be an amount in cash that is less than the $10,000 stated principal amount and that will result in a loss on your investment in the notes.

▪
An investment in the notes will result in a loss if the Consumer Price Index increases by less than the strike from its initial value.  The payment at maturity is linked to the percentage change in the level of the Consumer Price Index from February 2008 to February 2011.  If there is little inflation or the level of the Consumer Price Index increases by less than the strike in the three-year period, the payment at maturity will be an amount in cash that is less than the $10,000 stated principal amount by an amount representing 15 times the difference between the index percent change and the strike.  Due to the 15 times leverage which applies to the downside as well as to the upside, small negative differences between the actual index percent change and the strike will result in substantial losses on the notes, subject to the minimum payment at maturity.  The notes have been designed for investors who are wiling to risk loss of up to 50% of their initial investment and forgo market interest rates in exchange for potential uncapped, leveraged appreciation based on any percentage increase in the Consumer Price Index that is greater than the strike.  The investor will lose money if the level of the Consumer Price Index in February 2011 has increased by less than the strike from the level in February 2008.

▪
The payout at maturity is linked to the level of the Consumer Price Index. The Consumer Price Index itself and the way the BLS calculates the Consumer Price Index may change in the future. There can be no assurance that the BLS will not change the method by which it calculates the Consumer Price Index.  In addition, changes in the way the Consumer Price Index is calculated could lower the level of the Consumer Price Index and reduce the payment at maturity with respect to the notes.  Accordingly, the value of the notes may be significantly reduced.  If the Consumer Price Index is substantially altered, a substitute index may be employed to calculate the amount payable on the notes at maturity, as described above, and that substitution may adversely affect the value of the notes.

▪
The historical levels of the Consumer Price Index are not an indication of the future levels of the Consumer Price Index.  The historical levels of the Consumer Price Index are not an indication of the future levels of the Consumer Price Index. In the past, the Consumer Price Index has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the Consumer Price Index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.  Holders of the notes will receive a payment at maturity based on the extent to which the percentage change in the level of the Consumer Price Index in February 2011 from the level in February 2008 is greater or less than the strike.  Changes in the Consumer Price Index are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

▪
Because the characterization and treatment of the notes for U.S. federal income tax purposes are uncertain, the material U.S. federal income tax consequences of an investment in the notes are unclear.  Please note that the discussion in this document concerning the U.S. federal income tax consequences of investing in the notes supersedes the discussion contained in the accompanying prospectus supplement.  There is no direct legal authority as to the proper tax treatment of the notes, and consequently significant aspects of the tax treatment of the notes are uncertain.  Our counsel has not rendered an opinion as to the proper characterization or treatment of the notes for U.S. federal income tax purposes.  Pursuant to the terms of the notes, you will agree with us to treat the each note as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.  However, due to the absence of authorities that directly address the proper tax treatment of the notes, no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that a court will uphold, the characterization and treatment described in the section of these preliminary terms called “Tax Considerations.”  If the IRS were successful in asserting an alternative characterization or treatment for the notes, the timing and character of income on the notes

May 2008	Page 6

Leveraged U.S. Inflation Linked Notes due May     , 2011

might differ significantly.  We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in this document.  Please read carefully the discussion under “Tax Considerations” in this document concerning the U.S. federal income tax consequences of investing in the notes.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While it is not entirely clear whether the notes would be viewed as similar to the prepaid forward contracts described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should read carefully the discussion under “Tax Considerations” in this document and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

▪
Issuer’s credit ratings may affect the market value of the notes. Investors are subject to the credit risk of the issuer.  Any decline in the issuer’s credit ratings may affect the market value of the notes.

▪
Secondary trading may be limited. The notes will not be listed on any securities exchange and there may be little or no secondary market.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily or at a price that you desire.  MS & Co. currently intends to act as a market maker for the notes but is not required to do so.

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Leveraged U.S. Inflation Linked Notes due May     , 2011

Historical Information

The following graph plots the historical index levels of the Consumer Price Index for each month in the period from January 1970 to March 2008.  We obtained the information below from Bloomberg Financial Markets, without independent verification.  The historical levels of the Consumer Price Index cannot be taken as an indication of the level of the index in the future.

Also provided below is a graph which plots the percentage change in the Consumer Price Index over rolling three-year periods commencing in each month in the period from January 1970 to March 2005.  Accordingly, each plot point in the graph below represents the percentage change in the Consumer Price Index as calculated for the three-year period ending in the month related to the plot point (e.g., the plot point for February 2008 shows the percentage change in the level of the Consumer Price Index over the three-year period from February 2005 to February 2008).  The historical changes in the level of the index cannot be taken as an indication of the movements of the index in the future.

May 2008	Page 8

Leveraged U.S. Inflation Linked Notes due May     , 2011

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefor in New York, New York on May    , 2008, which will be the              scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Tax Considerations

Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the notes issued under this document and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the notes.  This discussion applies only to initial investors in the notes who:

•	purchase the notes at their “issue price”; and

•	will hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;
•	insurance companies;
•	dealers and certain traders in securities;
•
investors holding the notes as part of a hedging transaction, “straddle,” conversion transaction, or other integrated transaction or those who hold the notes as part of a constructive sale transaction;

•	U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	regulated investment companies;
•	real estate investment trusts;
•	tax-exempt entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;
•	persons subject to the alternative minimum tax;
•	nonresident alien individuals who have lost their U.S. citizenship or who have ceased to be taxed as U.S. resident aliens; or
•	Non-U.S. Holders, as defined below, for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.

As stated above, this discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances.  As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this document may affect the tax consequences described herein.  Persons considering the purchase of the notes should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

May 2008	Page 9

Leveraged U.S. Inflation Linked Notes due May     , 2011

General

Pursuant to the terms of the notes, you will agree with us to treat each note as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

No statutory, judicial or administrative authority directly addresses the characterization or treatment of the notes (or similar instruments) for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service (the “IRS”) with respect to their proper characterization and treatment.  Significant aspects of the U.S. federal income tax consequences of an investment in the notes are uncertain.  Our counsel has not rendered an opinion as to the proper characterization and treatment of the notes for U.S. federal income tax purposes, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described herein.  Accordingly, you should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes (including alternative characterizations of the notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the characterization and treatment of a note as an open transaction.

Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Tax Treatment of the Notes

Assuming the characterization and treatment of the notes as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Treatment Prior to Maturity.  A U.S. Holder should not be required to recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or exchange as described below.

Tax Basis.  A U.S. Holder’s tax basis in the notes should equal the amount paid by the U.S. Holder to acquire the notes.

Sale, Exchange or Settlement of the Notes.  Upon a sale or exchange of the notes, or upon settlement of the notes at maturity, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the notes sold, exchanged or settled.  Any gain or loss should be long-term capital gain or loss if the holding period of the notes is more than one year at the time of sale, exchange or settlement, and short-term capital gain or loss otherwise.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization or treatment of the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and treatment described above.  In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a note under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”).

If the IRS were successful in asserting that the Contingent Debt Regulations apply to the notes, the timing and character of income thereon would be significantly affected.  Among other things, a U.S. Holder would be required to accrue original issue discount (“OID”) on the notes every year at a “comparable yield” determined at the time of their issuance.  Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale or other disposition of the notes would generally be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss, to the extent of the U.S. Holder’s prior accruals of OID, and as capital loss thereafter.

May 2008	Page 10

Leveraged U.S. Inflation Linked Notes due May     , 2011

Even if the Contingent Debt Regulations do not apply to the notes, other alternative federal income tax characterizations or treatments of the notes are also possible, which if applied could also affect the timing and character of the income or loss with respect to the notes.  It is possible, for example, that gain with respect to a note could be treated as ordinary in character.  Accordingly, prospective investors should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While it is not entirely clear whether the notes would be viewed as similar to the prepaid forward contracts described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.  In addition,  information returns will be filed with the IRS in connection with payments on the notes and the proceeds from a sale or other disposition of the notes, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder.  As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;
•	a foreign corporation; or
•	a foreign trust or estate.

“Non-U.S. Holder” does not include an individual present in the United States for 183 days or more in the taxable year of disposition of a note.  Such a holder should consult his or her tax advisers regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a note.

Tax Treatment upon Sale, Exchange or Settlement of a Note

In general.  Assuming the characterization and treatment of the notes as set forth above is respected, a Non-U.S. Holder of the notes will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

If all or any portion of a note were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the notes would not be subject to U.S. federal withholding tax, provided that:

•	the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

•	the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; and

•	the certification requirement described below has been fulfilled with respect to the beneficial owner.

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Leveraged U.S. Inflation Linked Notes due May     , 2011

Certification Requirement.  The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a note (or a financial institution holding the notes on behalf of the beneficial owner) furnishes to us an IRS Form W-8BEN, on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not entirely clear whether the notes would be viewed as similar to the prepaid forward contracts described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might affect the withholding tax consequences of an investment in the notes, possibly with retroactive effect.  Accordingly, you should consult your tax adviser regarding the issues presented by the notice.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the notes are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in the notes.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the notes at maturity as well as in connection with the proceeds from a sale, exchange or other disposition.  A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption.  Compliance with the certification procedures described above under “―Tax Treatment upon Sale, Exchange or Settlement of a Note ― Certification Requirement” will satisfy the certification requirements necessary to avoid the backup withholding as well.  The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

May 2008	Page 12